UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Response to Rumors or Media Reports: Undetermined

This disclosure is made in response to the article, “Strengthening insurance sector reform, Shinhan Financial pursues acquisition of Lotte Insurance,” published by The Korea Economic Daily on June 29, 2026.

Shinhan Financial Group is currently reviewing various measures to enhance the Group’s non-bank competitiveness. However, no decisions have been finalized regarding a potential acquisition of Lotte Insurance at this time.

The matter remains under review, and Shinhan Financial Group will provide an additional disclosure once the relevant details have been determined or within one month.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: June 29, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer